UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (NATIONAL EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of securities market legislation, hereby notifies the following:

RELEVANT INFORMATION

Further to the relevant events disclosed on March 31 and September 1, 2016 (numbers 236,861 and 242,325, respectively), notice is served that, following the envisaged timetable, the deed of merger by absorption of Catalunya Banc, S.A. (“CX”) into BBVA has been registered today at the Bizkaia Commercial Registry.

The exchange of CX shares for BBVA shares will be carried out in accordance with the exchange procedure described in the above-mentioned relevant event disclosed on September 1.

The shareholders of CX are expected to receive the BBVA shares delivered in the exchange, on Wednesday, September 14, 2016.

Madrid, September 9, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 9, 2016
	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative